UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                 Form 40-F        ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in this Report on Form 6-K

As previously disclosed, the Israel Tax Authority (the “ITA”) has been auditing the Company for the fiscal years 2012-2014. On May 21, 2017, the Company received a best judgment tax assessment from the ITA with respect to this period (the “Assessment”), which challenges the Company’s positions on several issues. Pursuant to the Assessment, the aggregate amount of tax being assessed against the Company, after offsetting all operating losses for tax purposes available through the end of 2014, is approximately NIS 207 million (currently approximately U.S. $58 million) which amount includes related interest and linkage differentials.

In addition, on Monday, May 22, 2017, the ITA conducted an investigation that involved document collection at the Company’s headquarters in Israel and at the office of the Company’s tax consultant. Several of the Company’s employees, including officers, are being questioned, as are tax consultants from the Company’s independent registered accounting firm. The criminal investigation relates to tax positions taken by the Company in the audit period as well as in prior periods. The Company is co-operating with the ITA.

The Company believes that it has made adequate provisions for its potential tax liabilities in its financial statements in all periods. Based on the advice of its tax consultants, the Company believes that it has strong arguments to dispute the positions taken by the ITA in the Assessment and intends vigorously to contest the Assessment in accordance with Israeli law. However, given that the process is in its preliminary stages, the Company cannot assure the outcome or timing of completion of the process, including the amount of tax ultimately payable related to 2012-2014 and prior fiscal years, and additional taxes, penalties, criminal sanctions, fines and other amounts may be imposed as a result of the Assessment and investigation, which may be material in amount or in adverse impact on the Company’s results of operations, financial position and reputation. The outcome may also impact the Company’s results of operations as a result of tax positions taken for subsequent fiscal years.

Cautionary Statement Regarding Forward-Looking Information

This Report contains certain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the ‘Brexit’ process and administration change in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including with respect to the Company’s challenge to the Assessment as part of the ongoing audit of tax years 2012-2014 in Israel and the associated criminal investigation by the ITA which may result in additional amounts payable, the harm to the Company’s reputation from the criminal investigation and any adverse impact on its business and opportunities, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas. The Company is subject to the foregoing and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg
President and Chief Operating Officer

Date: May 22, 2017